UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

Taylor Capital Group, Inc.

(Name of issuer)

Common Stock, par value $.01 per share

(Title of class of securities)

876851106

(CUSIP number)

Margaret A. Gibson, P.C.

Robert M. Hayward, P.C.

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

(Name, address and telephone number of person authorized to receive notices and communications)

October 13, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 876851106	Page 1 of 10

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Prairie Capital IV, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 509,360 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 509,360 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 509,360 (See Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 2.8%*
14	Type of reporting person PN

*	The calculation of this percentage is based on 18,191,492 shares of Common Stock outstanding, which is the total of (i) 18,312,772 shares of Common Stock outstanding as of August 10, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed on August 13, 2010, plus (ii) 284,050 shares of Common Stock underlying Warrants beneficially owned by the Reporting Persons that are currently exercisable (see Item 5), minus (iii) 405,330 shares of Common Stock which were redeemed by the Issuer in exchange for 405,330 shares of the Issuer’s Series D Preferred Stock on October 21, 2010 (see Item 5).

CUSIP No. 876851106	Page 2 of 10

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Prairie Capital IV QP, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 509,360 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 509,360 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 509,360 (See Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 2.8%*
14	Type of reporting person PN

*	The calculation of this percentage is based on 18,191,492 shares of Common Stock outstanding, which is the total of (i) 18,312,772 shares of Common Stock outstanding as of August 10, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed on August 13, 2010, plus (ii) 284,050 shares of Common Stock underlying Warrants beneficially owned by the Reporting Persons that are currently exercisable (see Item 5), minus (iii) 405,330 shares of Common Stock which were redeemed by the Issuer in exchange for 405,330 shares of the Issuer’s Series D Preferred Stock on October 21, 2010 (see Item 5).

CUSIP No. 876851106	Page 3 of 10

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniels & King Capital IV, L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,018,720 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 1,018,720 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 1,018,720 (See Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.6%*
14	Type of reporting person OO

*	The calculation of this percentage is based on 18,191,492 shares of Common Stock outstanding, which is the total of (i) 18,312,772 shares of Common Stock outstanding as of August 10, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed on August 13, 2010, plus (ii) 284,050 shares of Common Stock underlying Warrants beneficially owned by the Reporting Persons that are currently exercisable (see Item 5), minus (iii) 405,330 shares of Common Stock which were redeemed by the Issuer in exchange for 405,330 shares of the Issuer’s Series D Preferred Stock on October 21, 2010 (see Item 5).

CUSIP No. 876851106	Page 4 of 10

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen V. King
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,018,720 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 1,018,720 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 1,018,720 (See Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.6%*
14	Type of reporting person IN

*	The calculation of this percentage is based on 18,191,492 shares of Common Stock outstanding, which is the total of (i) 18,312,772 shares of Common Stock outstanding as of August 10, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed on August 13, 2010, plus (ii) 284,050 shares of Common Stock underlying Warrants beneficially owned by the Reporting Persons that are currently exercisable (see Item 5), minus (iii) 405,330 shares of Common Stock which were redeemed by the Issuer in exchange for 405,330 shares of the Issuer’s Series D Preferred Stock on October 21, 2010 (see Item 5).

CUSIP No. 876851106	Page 5 of 10

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C. Bryan Daniels
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,018,720 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 1,018,720 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 1,018,720 (See Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.6%*
14	Type of reporting person IN

*	The calculation of this percentage is based on 18,191,492 shares of Common Stock outstanding, which is the total of (i) 18,312,772 shares of Common Stock outstanding as of August 10, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed on August 13, 2010, plus (ii) 284,050 shares of Common Stock underlying Warrants beneficially owned by the Reporting Persons that are currently exercisable (see Item 5), minus (iii) 405,330 shares of Common Stock which were redeemed by the Issuer in exchange for 405,330 shares of the Issuer’s Series D Preferred Stock on October 21, 2010 (see Item 5).

CUSIP No. 876851106	Page 6 of 10

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on October 7, 2008 by the persons named therein, as amended by Amendment No. 1 (“Amendment No. 1”) to Schedule 13D filed on May 21, 2010 (as so amended, the “Schedule 13D”), is hereby amended and supplemented by this Amendment No. 2 to Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs:

On October 21, 2010, the Issuer and Prairie Capital and Prairie Capital QP consummated the transactions contemplated by that certain exchange agreement, dated October 13, 2010 (the “Exchange Agreement”), that relates to certain conditions to the Prairie Funds’ participation in the Issuer’s private placement of shares of 8% Non-Cumulative, Convertible Perpetual Preferred Stock, Series C (“Series C Preferred”), and 8% subordinated notes, together with detachable warrants to purchase shares of Common Stock (collectively, the “Private Placement”). Previously, the Issuer and the investors in the Private Placement, including the Prairie Funds, entered into a securities purchase agreement (the “Purchase Agreement”) on May 21, 2010 in connection with the Private Placement.

As previously disclosed on the Issuer’s Current Reports on Form 8-K, filed with the Commission on June 2, 2010 and October 19, 2010, the Issuer closed on approximately $32 million shares of Series C Preferred and approximately $34 million in principal amount of subordinated notes issued by the Issuer, and warrants to purchase shares of Common Stock. The $9.15 million investment by the Prairie Funds, which was funded at the closing of the Private Placement, however, remained in escrow pending regulatory review and approval. After reviewing the matter with the Issuer’s regulators, the Issuer agreed to sell to the Prairie Funds, in lieu of shares of Series C Preferred, shares of a newly designated 8% Nonvoting, Non-Cumulative, Convertible Perpetual Preferred Stock, Series E (“Series E Preferred”). Other than with respect to voting rights and related transfer restrictions, the terms of the Series E Preferred are substantially the same as the Series C Preferred.

Pursuant to the Purchase Agreement and the Exchange Agreement, on October 21, 2010, the Issuer sold to the Prairie Funds $5,588,000 of Series E Preferred, or 223,520 shares of Series E Preferred, and $3,562,000 in principal amount of subordinated notes, together with detachable warrants to purchase shares of Common Stock. The warrants to be issued to the Prairie Funds are immediately exercisable and represent an aggregate of 89,050 shares of Common Stock. In addition, pursuant to the Exchange Agreement, each of the Prairie Funds agreed to exchange 202,665 shares of Common Stock beneficially owned by such Prairie Investor for 202,665 shares of a newly designated Nonvoting Convertible Preferred Stock, Series D, of the Issuer (“Series D Preferred”). Other than with respect to voting rights and related transfer restrictions, the terms of the Series D Preferred are substantially the same as Common Stock.

CUSIP No. 876851106	Page 7 of 10

The Issuer has also agreed to enter into a registration rights agreement to provide the Prairie Funds with registration rights with respect to (1) shares of Common Stock owned by them or their affiliates and shares of Common Stock issued or issuable upon the conversion or exercise of (A) any shares of Series D Preferred, (B) any shares of Series C Preferred issued or issuable upon conversion of shares of Series E Preferred, (C) their detachable warrants to purchase shares of Common Stock of the Issuer, or (D) their warrants to purchase shares of Common Stock issued pursuant to the private placement of subordinated debt issued by Cole Taylor Bank in September 2008; (2) shares of Series C Preferred issuable upon conversion of shares of Series E Preferred; (3) shares of Series D Preferred, including any shares of Series D Preferred issued or issuable upon conversion of any shares of Series E Preferred, and (4) shares of Series E Preferred.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety as follows:

(a) – (b) The following table sets forth for each of the Reporting Persons (i) the number of shares of Common Stock beneficially owned by such Reporting Person as of the close of business on October 21, 2010 and (ii) the percentage of the outstanding Common Stock that such number represents. For purposes of this Schedule 13D, beneficial ownership includes shares of Common Stock that (i) were issued to the Prairie Funds pursuant to the consummation of the transaction contemplated by the Exchange Agreement and (ii) are issuable upon exercise of the Warrants held by the Prairie Funds that are currently exercisable. Except as otherwise indicated, the Reporting Persons believe that the beneficial owners of Common Stock listed below have shared investment and voting power with respect to the shares described below. The calculation of the percentages listed below is based on 18,191,492 shares of Common Stock outstanding, which is the total of (i) 18,312,772 shares of Common Stock outstanding as of August 10, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed on August 13, 2010, plus (ii) 284,050 shares of Common Stock underlying Warrants beneficially owned by the Reporting Persons that are currently exercisable (see Item 5), minus (iii) 405,330 shares of Common Stock which were redeemed by the Issuer in exchange for 405,330 shares of the Issuer’s Series D Preferred Stock on October 21, 2010 (see Item 5).

CUSIP No. 876851106	Page 8 of 10

Common Shares Beneficially Owned

Reporting Person	Common Shares	Warrants		Total		Percent

Prairie Capital IV, L.P.	367,335	142,025	(3)	509,360	(4)	2.8	%(5)

Prairie Capital IV QP, L.P.	367,335	142,025	(3)	509,360	(4)	2.8	%(5)

Daniels & King Capital IV, L.L.C. (1)	734,670	284,050		1,018,720		5.6%

C. Bryan Daniels (2)	734,670	284,050		1,018,720		5.6%

Stephen V. King (2)	734,670	284,050		1,018,720		5.6%

(1) Consists of Common Stock beneficially owned by the Prairie Funds. Daniels & King, as the sole general partner of each Prairie Fund, may be deemed to beneficially own such shares.

(2) Consists of Common Stock beneficially owned by the Prairie Funds. Messrs. Daniels and King, as the Managing Members of Daniels & King, which is the sole general partner of each Prairie Fund, may be deemed to beneficially own such shares.

(3) Consists of (i) 15 Warrants at an exercise price of $10.00 per share (subject to customary anti-dilution adjustments) for every $1,000 of 10% Subordinated Notes due 2016 and (ii) 25 Warrants at an exercise price of $12.98 per share (subject to customary anti-dilution adjustments) for every $1,000 of 8% Subordinated Notes due 2020. The Warrants are currently exercisable. The Prairie Funds anticipate paying the exercise price for the Warrants by using the “cashless exercise” feature of the Warrants or through equity contributions of the partners of each Prairie Fund and/or cash on hand.

(4) The Prairie Funds each used: (i) $4,750,000 to purchase 190,000 shares of Series A Preferred Stock in 2008 (since exchanged for no consideration for 367,335 shares of Common Stock and 202,665 shares of Series D Preferred Stock following the exchange transactions as described in Item 4), (ii) $6,500,000 to purchase 10% Subordinated Notes due 2016 from the Bank, which notes include 15 Warrants to purchase Common Stock at an exercise price of $10.00 per share for every $1,000 in principal amount of such Subordinated Notes and (iii) $3,562,000 to purchase 8% Subordinated Notes due 2020, which notes include 25 Warrants to purchase Common Stock at an exercise price of $12.98 per share for every $1,000 in principal amount of such Subordinated Notes.

(5) Because the Prairie Funds are obligated to take actions with respect to their investment on a pro rata basis, this percentage assumes the exercise of all Warrants held by each Prairie Fund in determining the total amount of Common Stock outstanding.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any securities other than the securities stated herein to be beneficially owned by such Reporting Person.

(c) Except as described in Item 4 hereof, which is incorporated herein by reference, none of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d) Except as described herein, no one other than the Reporting Persons has the right to receive dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

CUSIP No. 876851106	Page 9 of 10

(e) Not applicable.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

Exhibit 5.	Exchange Agreement, dated October 13, 2010, by and among the Issuer and the Prairie Funds (filed herewith)

Exhibit 6.	Registration Rights Agreement, dated October 21, 2010, by and among the Issuer and the Prairie Funds (filed herewith)

CUSIP No. 876851106	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 2010

PRAIRIE CAPITAL IV, L.P.

By:	Daniels & King Capital IV, L.L.C.
Its:	General Partner

By:	/s/ C. Bryan Daniels
Name:	C. Bryan Daniels
Title:	Managing Member

PRAIRIE CAPITAL IV QP, L.P.

By:	Daniels & King Capital IV, L.L.C.
Its:	General Partner

By:	/s/ C. Bryan Daniels
Name:	C. Bryan Daniels
Title:	Managing Member

DANIELS & KING CAPITAL IV, L.L.C.

By:	/s/ C. Bryan Daniels
Name:	C. Bryan Daniels
Title:	Managing Member

By:	/s/ C. Bryan Daniels
C. Bryan Daniels

By:	/s/ Stephen V. King
Stephen V. King

Execution Copy

EXCHANGE AGREEMENT

This Exchange Agreement (this “Agreement”) is made and entered into as of this 13th day of October, 2010 by and between Taylor Capital Group, Inc., a Delaware corporation (the “Company”), and Prairie Capital IV, L.P. (“Prairie IV”) and Prairie Capital IV QP, L.P. (“Prairie IV QP,” each of Prairie IV and Prairie IV QP, a “Holder” and, together, the “Holders”).

RECITALS

WHEREAS, each of the Holders is the beneficial owner of 570,000 shares of common stock of the Company, par value $0.01 per share (“Common Stock”).

WHEREAS, each of the Holders desires to exchange (i) 202,665 shares of Common Stock beneficially owned by such Holder for (ii) 202,665 shares of Nonvoting Convertible Preferred Stock, Series D (“Series D Preferred”), all upon the terms and conditions set forth in this Agreement (the “Exchange Transaction”).

WHEREAS, contemporaneously with the Closing (as defined below), the parties hereto will execute and deliver a Registration Rights Agreement, substantially in the form attached hereto as Exhibit A (as the same may be amended, supplemented, restated or modified and in effect from time to time, the “Registration Rights Agreement”), pursuant to which the Company has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the “Securities Act”), and applicable state securities laws.

WHEREAS, the Exchange Transaction is being made in reliance upon the exemption from registration provided by Section 3(a)(9) of the Securities Act.

WHEREAS, the Company, the Holders and certain other investors entered into that certain Securities Purchase Agreement, dated as of May 21, 2010 (the “Purchase Agreement”), pursuant to which (a) the Preferred Buyers (as defined in the Purchase Agreement), including the Holders, agreed to purchase shares of a series of convertible perpetual preferred stock of the Company designated as 8% Non-Cumulative, Convertible Perpetual Preferred Stock, Series C (the “Series C Preferred Shares”), which Series C Preferred Shares are convertible into shares of Common Stock, in accordance with the Certificate of Designations of 8% Non-Cumulative, Convertible Perpetual Preferred Stock, Series C of the Company (the “Series C Certificate of Designations”); and (b) the Subdebt Buyers (as defined in the Purchase Agreement), including the Holders, agreed to purchase 8% subordinated notes due 2020 (the “Notes”), along with a detachable warrant (each, a “2010 Warrant” and, together, the “2010 Warrants”) to acquire 25 shares of Common Stock for each $1,000 in principal amount of the Notes purchased by such Subdebt Buyer.

WHEREAS, the Company and each of the Holders desire, contemporaneously with the Closing (as defined below), to change the Series C Preferred Shares to be purchased by such Holder pursuant to the Purchase Agreement to Series E Preferred Shares (as defined below) (the “Restructured Investment”).

NOW, THEREFORE, in consideration of the premises and the agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

Exchange

Section 1.1 Exchange of Common Stock. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, at the Closing (as defined herein), the Company shall issue to each of the Holders, and each of the Holders severally and not jointly agrees to acquire from the Company, 202,665 shares of Series D Preferred (such Holder’s “Series D Preferred Shares”) in exchange for 202,665 shares of Common Stock beneficially owned by such Holder (such Holder’s “Exchanged Common Shares”). Pursuant to the Purchase Agreement, at the Closing, the Company shall issue and sell to each of the Holders, and each of the Holders severally and not jointly agrees to purchase from the Company, (i) a Note in the original principal amount of $1,781,000, substantially in the form attached hereto as Exhibit B (each, a “Prairie Note,” and together, the “Prairie Notes”), (ii) a 2010 Warrant to acquire 44,525 shares of the Common Stock, substantially in the form attached hereto as Exhibit C (each, a “Prairie Warrant,” and together, the “Prairie Warrants”), and (iii) 111,760 Series E Preferred Shares.

Section 1.2 Closing. Subject to the terms and conditions hereof, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place on the third business day after the conditions to the Closing have been duly satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing), or on such other date as the parties may agree in writing (the “Closing Date”). The Closing shall take place at the offices of Katten Muchin Rosenman LLP, 525 West Monroe St., Chicago, Illinois 60661, or at such other place as the parties may agree in writing. At the Closing, (i) each Holder shall deliver or cause to be delivered to the Company all of such Holder’s right, title and interest in and to all of such Holder’s Exchanged Common Shares, together with such other documents or instruments of conveyance or transfer as may be necessary or desirable to transfer to and confirm in the Company all right, title and interest in and to such Holder’s Exchanged Common Shares, (ii) the Company shall issue to each Holder such Holder’s Series D Preferred Shares, Series E Preferred Shares and Prairie Warrant, and (iii) an aggregate amount of $9,150,000 shall be released to the Company from the escrow account at Cole Taylor Bank (the “Escrow Account”), and the balance shall be delivered in immediately available funds to such account(s) designated by the Holders. Notwithstanding anything to the contrary in the Purchase Agreement, the parties agree that (i) delivery of the funds from the Escrow Account, and of the Exchanged Common Shares, in each case to the Company shall satisfy any obligations hereunder or under the Purchase Agreement that the Holders have to pay for such Holder’s Series D Preferred Shares, Series E Preferred Shares and Prairie Warrant, and (ii) delivery of such Holder’s Series D Preferred Shares, Series E Preferred Shares, Prairie Note and Prairie Warrant shall satisfy any obligations hereunder or under the Purchase Agreement that the Company has to deliver securities to the Holders.

Section 1.3 Conditions to Closing. (i) The obligations of each Holder hereunder to consummate the transactions contemplated hereby at the Closing are subject to the satisfaction, at or before the Closing Date, of each of the following conditions; provided that these conditions are for each Holder’s sole benefit and may be waived by such Holder at any time in its sole discretion by providing the Company with prior written notice thereof:

(a) The Company shall have duly executed and delivered to each of the Holders each of the Transaction Documents (as defined below);

(b) The Company shall have executed and delivered to each Holder such Holder’s Series D Preferred Shares, Series E Preferred Shares, Prairie Note and Prairie Warrant;

(c) The representations and warranties of the Company in this Agreement shall be true and correct on and as of the Closing Date with the same effect as if made on the Closing Date and the Company shall have performed, satisfied and complied with all of the covenants, agreements and conditions on its part to be performed, satisfied or complied with at or prior to the Closing Date;

(d) The Certificate of Designations of Nonvoting Convertible Preferred Stock, Series D, and 8% Nonvoting, Non-Cumulative, Convertible Perpetual Preferred Stock, Series E, of the Company (the “Certificate of Designations”) shall have been duly filed with the Secretary of State of the State of Delaware and shall be in full force and effect and shall not have been amended;

(e) There is no condition or requirement being imposed on the Holders by any Bank Regulatory Authority in connection with the transactions contemplated hereby other than those that the parties have specifically agreed to as of the date of this Agreement;

(f) There is no condition or requirement being imposed on any other party by any Bank Regulatory Authority in connection with the transactions contemplated hereby that could have a materially adverse consequence for the Holders or any of their affiliates;

(g) The Company shall have submitted, to the extent required, a Notification: Listing of Additional Shares form (the “NASDAQ Application”) (along with any required supporting documentation) for the shares of Common Stock issuable upon conversion of all of the Series D Preferred Shares issued to the Holders with the NASDAQ Stock Market and, if the NASDAQ Application is submitted, received acceptance of such NASDAQ Application from the NASDAQ Listing Department.

(h) All material governmental consents, orders and approvals legally required for the consummation of the transactions contemplated hereby shall have been obtained and be in full force and effect, including each of the Bank Regulatory Approvals.

(i) No court or other Governmental Authority (as defined in the Purchase Agreement) having jurisdiction over the Company or any of the Subsidiaries (as defined in the Purchase Agreement) or any Holder shall have instituted, enacted, issued, promulgated, enforced or entered any Requirement of Law (whether temporary, preliminary or permanent) that is then in effect and that (1) has the effect of making illegal or otherwise prohibiting or invalidating consummation of any of the transactions contemplated hereby or by any of the Transaction Documents (collectively, the “Transactions”) or any provision of this Agreement or any of the other Transaction Documents or (2) seeks to restrain, prohibit or invalidate the consummation of any of the Transactions or to invalidate any provision of this Agreement or any of the other Transaction Documents.

(j) The Company shall have delivered to each Holder the opinions of Katten Muchin Rosenman LLP, the Company’s outside counsel, dated as of the Closing Date, in substantially the forms of Exhibit D and Exhibit E attached hereto.

(k) The Company shall have delivered a certificate, executed by a duly authorized executive officer of the Company and dated as of the Closing Date, certifying (A) the resolutions adopted by the Board in a form attached hereto as Exhibit F, (B) the Third Amended and Restated Bylaws of the Company (the “Bylaws”) as in effect at the Closing, (C) the conditions set forth in Section 1.3(c) have been satisfied, and (D) all Bank Regulatory Approvals, if any, required to be obtained by the Company or any Subsidiary prior to consummation of the Transactions have been obtained.

(l) Since the date of this Agreement, there shall not have been a Material Adverse Change (as defined in the Purchase Agreement).

(ii) The obligations of the Company hereunder to consummate the transactions contemplated hereby at the Closing are subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion by providing each Holder with prior written notice thereof:

(a) Each of the Holders shall have duly executed and delivered to the Company each of the Transaction Documents to which it is a party;

(b) Each of the Holders shall have delivered, or caused to be delivered, to the Company such Holder’s Exchanged Common Shares; and

(c) All material governmental consents, orders and approvals legally required for the consummation of the transactions contemplated hereby shall have been obtained and be in full force and effect, including each of the Bank Regulatory Approvals.

(d) No court or other Governmental Authority having jurisdiction over the Company or any of the Subsidiaries or any Holder shall have instituted, enacted, issued, promulgated, enforced or entered any Requirement of Law (whether temporary, preliminary or permanent) that is then in effect and that (1) has the effect of making illegal or otherwise prohibiting or invalidating consummation of any of the Transactions or any provision of this Agreement or any of the other Transaction Documents or (2) seeks to restrain, prohibit or invalidate the consummation of any of the Transactions or to invalidate any provision of this Agreement or any of the other Transaction Documents.

(e) The Holders shall have authorized and directed the release of $9,150,000 from the Escrow Account and duly executed and delivered to the Company a letter of direction, in substantially the form attached hereto as Exhibit G, and such letter shall not have been revoked by either of the Holders.

ARTICLE II

Representations and Warranties of the Holders

Each of the Holders, severally and not jointly, does hereby make the following representations and warranties, each of which is true and correct on the date hereof and the Closing Date and shall survive the Closing Date and the transactions contemplated hereby to the extent set forth herein.

Section 2.1 Existence and Power.

(a) Such Holder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the power, authority and capacity to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby.

(b) The execution by such Holder of this Agreement and each of the other Transaction Documents to which such Holder is a party and the consummation by such Holder of the transactions contemplated hereby and thereby do not and will not (i) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Holder is a party, or (ii) subject to receipt of any Bank Regulatory Approvals, result in a violation of any Requirement of Law applicable to such Holder, except, in the case of clauses (i) and (ii) above, where such defaults, terminations, amendments, accelerations, cancellations, or violations would not, individually or in the aggregate, reasonably be expected to have a material adverse effect (A) on the transactions contemplated by this Agreement or the other Transaction Documents or (B) on the authority or ability of such Holder to enter into and perform its obligations under this Agreement and the other Transaction Documents. For purposes hereof, “Bank Regulatory Approvals” means the approvals and consents of each of the Bank Regulatory Authorities which are required to be obtained by any party hereto (or deemed advisable by any party hereto in its sole discretion) prior to consummation of the Transactions; “Bank Regulatory Authorities” means the Federal Reserve Board, the Federal Deposit Insurance Corporation, and the Illinois Department of Financial and Professional Regulation; and “Requirement of Law” means any judgment, order (whether temporary, preliminary or permanent), writ, injunction, decree, statute, rule, regulation, notice, law or ordinance and shall also include any rules, regulations and interpretations of any applicable self-regulatory organizations.

Section 2.2 Valid and Enforceable Agreement; Authorization. This Agreement has been duly executed and delivered by such Holder and constitutes a legal, valid and binding obligation of such Holder, enforceable against such Holder in accordance with its terms, except as such enforcement may be subject to (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (b) general principles of equity. As of the Closing Date, each of the other Transaction Documents to which such Holder is a party will have been duly executed and delivered by such Holder and will constitute a legal, valid and binding obligation of such Holder, enforceable against such Holder in accordance with its terms, except as such enforcement may be subject to (x) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (y) general principles of equity.

Section 2.3 Title to Exchanged Common Shares. Such Holder is a beneficial owner of and has the investment power, including the power to dispose of, and has good and valid title to, such Holder’s Exchanged Common Shares being exchanged by such Holder as set forth on Exhibit H attached hereto, free and clear of any mortgage, lien, pledge, charge, security interest, encumbrance, title retention agreement, option, equity or other adverse claim thereto. Such Holder has not, at any time, in whole or in part, (i) assigned, transferred, hypothecated, pledged or otherwise disposed of such Holder’s Exchanged Common Shares or its rights in such Holder’s Exchanged Common Shares being exchanged by such Holder hereby, or (ii) given any Person any transfer order, power of attorney or other authority of any nature whatsoever with respect to such Holder’s Exchanged Common Shares. For purposes hereof, “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization or a government or any department or agency thereof or any other legal entity.

Section 2.4 No Public Market. Such Holder understands that no public market now exists for the Series D Preferred Shares, and that the Company has made no assurance that a public market will ever exist for the Series D Preferred Shares.

Section 2.5 History of Exchanged Common Shares. Such Holder acquired such Holder’s Exchanged Common Shares on May 13, 2010, and has held such Holder’s Exchanged Common Shares continuously since such respective date.

Section 2.6 Restrictions on Series D Preferred Shares. Such Holder understands, acknowledges and agrees that, upon issuance, such Holder’s Series D Preferred Shares shall be subject to the same restrictions on transfer under applicable securities laws, and bear the same restrictive legends, as such Holder’s Exchanged Common Shares; provided, that, for purposes of Rule 144 under the Securities Act, or any successor thereto (“Rule 144”), the holding period of such Holder’s Exchanged Common Shares may be tacked onto the holding period of such Holder’s Series D Preferred Shares.

ARTICLE III

Representations, Warranties and Covenants of the Company

The Company hereby makes the following representations, warranties and covenants, each of which is true and correct on the date hereof and the Closing Date and shall survive the Closing Date and the transactions contemplated hereby to the extent set forth herein.

Section 3.1 Existence and Power.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the power, authority and capacity to own its properties, to carry on its business as currently conducted and proposed to be conducted, to execute and deliver this Agreement, the Registration Rights Agreement and each of the other agreements entered into by the Company in connection with the transactions contemplated by this Agreement (collectively, the “Transaction Documents”), to perform the Company’s obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby.

(b) Subject to (i) receipt of any Bank Regulatory Approvals to be obtained by any party hereto prior to consummation of the transactions contemplated hereby, (ii) the filing with the Secretary of State of the State of Delaware of the Certificate of Designations prior to the issuance of the Series D Preferred Shares or the Series E Preferred Shares, (iii) if required, the filing of the NASDAQ Application with the NASDAQ Stock Market, and (iv) the filings contemplated by the Registration Rights Agreement and Sections 3.5 and 3.6, the execution, delivery and performance of this Agreement and the other Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby, including the issuance of all of the Series D Preferred Shares, the Series E Preferred Shares, the Prairie Notes and the Prairie Warrants, the shares of Series D Preferred (the “Series D Conversion Shares”) and the Series C Preferred Shares (the “Series C Conversion Shares”) issuable upon conversion of the Series E Preferred Shares, and the shares of Common Stock issuable upon conversion of the Series D Preferred Shares, the Series D Conversion Shares and the Series C Conversion Shares and upon exercise of the Prairie Warrants (the “Common Conversion Shares, collectively with the Series D Conversion Shares and the Series C Conversion Shares, the “Underlying Stock”), (A) do not require the consent, approval, authorization, order, registration or qualification of, or filing with, any governmental or self-regulatory authority or court, or body or arbitrator having jurisdiction over the Company; (B) do not and will not conflict with or violate any provision of the Third Amended and Restated Certificate of Incorporation of the Company (the “Certificate of Incorporation”) or the Bylaws; and (C) do not and will not conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its subsidiaries is a party, or result in a violation of any Requirement of Law applicable to the Company or any of its subsidiaries or any regulation of the NASDAQ Stock Market applicable to the Company; except, in the case of clauses (A) and (C) above, where the failure to make such filings or obtain such consents, approvals, authorizations, orders, registrations or qualifications would not, and where such defaults, terminations, amendments, accelerations, cancellations, or violations would not, individually or in the aggregate, reasonably be expected to have a material adverse effect (I) on the business, condition (financial or otherwise), properties or results of operations of the Company and its subsidiaries, considered as one enterprise, (II) on the transactions contemplated by this Agreement or the other Transaction Documents or (III) on the authority or ability of the Company to enter into and perform its obligations under this Agreement and the other Transaction Documents.

Section 3.2 Valid and Enforceable Agreement; Authorization. The execution, delivery and performance of this Agreement and the other Transaction Documents by the Company and the consummation by the Company of the Transactions, including the issuance of the Series D Preferred Shares, the Series E Preferred Shares, the Prairie Notes and the Prairie Warrants, and the reservation for issuance and the issuance of the Underlying Stock upon conversion of the Series D Preferred Shares, the Series E Preferred Shares, the Series D Conversion Shares or the Series C Conversion Shares, as applicable, or upon exercise of the Prairie Warrants, have been duly authorized by the Board of Directors of the Company (the “Board of Directors”), and no further consent, authorization or approval is required therefor by the Company or the Board of Directors or the Company’s stockholders under the Certificate of Incorporation, the Bylaws, or applicable law. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforcement may be subject to (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (b) general principles of equity. As of the Closing Date, each of the other Transaction Documents will have been duly executed and delivered by the Company and will constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforcement may be subject to (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (b) general principles of equity.

Section 3.3 Valid Issuance of Securities.

(a) Upon issuance to the Holders, each of the Series D Preferred Shares and the Series E Preferred Shares will have been duly authorized and validly issued without violation of the preemptive rights of any Person and will be fully paid and nonassessable, free and clear of any liens or encumbrances, taxes or charges with respect to the issuance thereof and shall be entitled to the rights and preferences set forth in the Certificate of Designations. As of the Closing, a number of (i) shares of Series D Preferred shall have been duly authorized and reserved for issuance which equals at least the maximum number of shares of Series D Preferred then issuable upon conversion of the Series E Preferred, (ii) Series C Preferred Shares shall have been duly authorized and reserved for issuance which equals at least the maximum number of Series C Preferred Shares then issuable upon conversion of the Series E Preferred, and (iii) shares of Common Stock shall have been duly authorized and reserved for issuance which equals at least the maximum number of shares of Common Stock then issuable upon conversion of the Series D Preferred Shares, the Series D Conversion Shares and the Series C Conversion Shares. Upon issuance or conversion in accordance with the Certificate of Designations or the Series C Certificate of Designations, as applicable, the shares of Underlying Stock issuable upon conversion of the Series D Preferred Shares, the Series D Conversion Shares, the Series C Conversion Shares and the Series E Preferred, as applicable, will be validly issued, fully paid and nonassessable and free from all preemptive or similar rights, taxes, liens or encumbrances or charges with respect to the issuance thereof, with the holders being entitled to all rights accorded to a holder of Underlying Stock.

(b) Upon issuance to the Holders, the Prairie Warrants will have been duly authorized and validly issued without violation of the preemptive rights of any Person and will be free and clear of any liens or encumbrances, taxes or charges with respect to the issuance thereof and shall be entitled to the rights set forth in the Prairie Warrants. As of the Closing, a number of shares of Common Stock shall have been duly authorized and reserved for issuance which equals at least the maximum number of shares of Common Stock then issuable upon exercise of the Prairie Warrants. Upon issuance or exercise in accordance with the Prairie Warrants, the shares of Common Stock issuable upon exercise of the Prairie Warrants will be validly issued, fully paid and nonassessable and free from all preemptive or similar rights, taxes, liens or encumbrances or charges with respect to the issuance thereof, with the holders being entitled to all rights accorded to a holder of shares of Common Stock.

(c) Subject to the accuracy of the representations and warranties of the Holders in this Agreement, the issuance by the Company of the Series D Preferred Shares is, and the issuance of the shares of Common Stock issuable upon conversion of the Series D Preferred Shares will be, exempt from registration under the Securities Act and state securities laws pursuant to the exemption from registration set forth in Section 3(a)(9) of the Securities Act and similar exemptions under state law.

Section 3.4 Legal Proceedings. There is no suit, action, proceeding (including any compliance, enforcement or disciplinary proceeding), arbitration, formal or informal inquiry, audit, inspection, investigation or formal order of investigation of complaint, to which the Company or any of its subsidiaries is a party pending or, to the knowledge of the Company, threatened or contemplated, before any court, administrative or regulatory body, governmental authority, arbitrator, mediator or similar body that challenges the validity or propriety of any of the transactions contemplated hereby.

Section 3.5 Form D and Blue Sky. The Company agrees to file a Form D with respect to the Series D Preferred Shares, the Series E Preferred Shares, the Prairie Notes and the Prairie Warrants as required under Regulation D, as promulgated by the United States Securities and Exchange Commission under the Securities Act, and to provide a copy thereof to each Holder promptly after such filing. The Company shall, on or before the Closing Date, take such action, at the Company’s sole expense, as the Company shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Series D Preferred Shares, the Series E Preferred Shares, the Prairie Notes and the Prairie Warrants for sale to the Holders at the Closing pursuant to this Agreement under applicable securities or “Blue Sky” laws of the states of the United States (or to obtain an exemption from such qualification) and shall provide evidence of any such action so taken to the Holders on or prior to the Closing Date. At the Company’s sole expense, the Company shall make all filings and reports relating to the offer and sale of the Securities required under applicable securities or “Blue Sky” laws of the states of the United States following the Closing Date.

Section 3.6 Disclosure of Transactions and Other Material Information. As soon as reasonably practicable, but in no event later than the fourth business day following the date of this Agreement, the Company shall issue a press release and file a Current Report on Form 8-K describing the terms of the transactions contemplated by the Transaction Documents in the form required by the Securities Exchange Act of 1934, as amended, and attaching the material Transaction Documents as exhibits to such filing.

Section 3.7 Delivery of Certificates. Whenever any Holder Transfers (as defined in the Certificate of Designations) any shares of Series D Preferred and/or any Series E Preferred Shares (as defined below), as applicable, pursuant to a Widely Dispersed Offering or Conversion Event (as defined in the Certificate of Designations), the Company shall use reasonable best efforts to cause the timely preparation and delivery of certificates (which shall not bear any restrictive legends to the extent the applicable transactions were pursuant to a Registration Statement (as defined in the Registration Rights Agreement) or public sales pursuant to Rule 144 as certified by the applicable Holder to the Company) representing shares of Common Stock or Series C Preferred Shares, as applicable, issued upon conversion of any shares of Series D Preferred and/or any Series E Preferred Shares, as applicable, or upon the sale of any shares of Series D Preferred and/or any Series E Preferred Shares, as applicable, pursuant to a Widely Dispersed Offering or Conversion Event, and enable such securities to be in such denominations and registered in such names as such transferring Holders may request. Such reasonable best efforts shall include, but not be limited to, using its reasonable best efforts to cause the Company’s counsel to deliver any legal opinions required by the transfer agent or managing underwriter in order to prepare and deliver such certificates and reflect such transfer and conversion as well as taking such other actions as reasonably requested by a Holder in order to give effect to the provisions of this Section 3.7. No Holder shall be required to deliver or cause to be delivered any legal opinion in connection with getting such securities properly certificated (without any restrictive legends) in accordance with this Section 3.7.

ARTICLE IV

Restructured Investment

Section 4.1 The Company and each of the Holders hereby acknowledge and agree (i) that each other party hereto desires to consummate the Restructured Investment as of the Closing, and (ii) that, in lieu of the Company selling to each Holder, and each Holder purchasing from the Company, such Holder’s Series C Preferred Shares pursuant to the Purchase Agreement, the Company shall sell to each Holder, and each Holder shall purchase from the Company, pursuant to (and subject to the terms and conditions of) the Purchase Agreement and concurrently with the Closing a number of shares of a series of convertible perpetual preferred stock of the Company designated as 8% Nonvoting, Non-Cumulative, Convertible Perpetual Preferred Stock, Series E (the “Series E Preferred Shares”) equal to the number of Series C Preferred Shares such Holder originally agreed to purchase from the Company, and which the Company agreed to sell to such Holder, pursuant to the Purchase Agreement (collectively, the “Series E Issuance”). The Company and each of the Holders hereby acknowledge and agree that, the Company shall sell to each Holder, and each Holder shall purchase from the Company, contemporaneously with the Series E Issuance, a Prairie Note in the principal amount which the Company agreed to issue to such Holder, and such Holder agreed to purchase from the Company, pursuant to the Purchase Agreement, together with a Prairie Warrant to purchase a number of shares of Common Stock which the Company originally agreed to issue to such Holder pursuant to the Purchase Agreement. The Company and each of the Holders further acknowledge and agree that, effective as of the date hereof, the defined terms used in the Purchase Agreement shall be deemed to reflect the Restructured Investment as contemplated hereby, including, for the avoidance of doubt, that references in the Purchase Agreement to a Holder’s “Preferred Shares,” shall mean such Holder’s Series E Preferred Shares. Each Holder shall be entitled to all of the representations, warranties, covenants and protections set forth in the Purchase Agreement with respect to the Series E Preferred Shares, the Prairie Notes and the Prairie Warrants, in each case up to and including the date of the closing of the transactions thereunder.

Section 4.2 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Closing, by mutual written consent of the Company and the Holders.

Section 4.3 Termination by Either Company or Holders. This Agreement may be terminated by either the Company or the Holders at any time prior to Closing if the Closing has not occurred on or before December 31, 2010 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this clause will not be available to any party to this Agreement whose failure to fulfill any of its obligations under this Agreement has been a principal cause of, or resulted in, the failure of the Closing to have occurred by such date.

Section 4.4 Effect of Termination. In the event that this Agreement shall be terminated pursuant to Section 4.2 or Section 4.3, all further obligations of the parties under this Agreement shall terminate without further liability of any party to another. A termination under Section 4.2 or Section 4.3 shall not relieve any party of any liability for a breach of, or for any misrepresentation under this Agreement, or be deemed to constitute a waiver of any available remedy (including specific performance if available) for any such breach or misrepresentation. Nothing in this Section 4.4 shall relieve either party to this Agreement of liability for a breach of a covenant or obligation under this Agreement prior to the Closing. In the event that this Agreement shall be terminated pursuant to Section 4.2 or Section 4.3, all amounts in the Escrow Account shall be released to such account(s) designated by the Holders.

ARTICLE V

Miscellaneous Provisions

Section 5.1 Notice. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one business day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications for each of the Company and the Holders shall be as set forth in the Purchase Agreement.

Section 5.2 Entire Agreement. This Agreement, the Registration Rights Agreement, the Purchase Agreement as affected hereby and the other documents and agreements executed in connection with the transactions contemplated hereby embody the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous oral or written agreements, representations, warranties, contracts, correspondence, conversations, memoranda and understandings between or among the parties or any of their agents, representatives or affiliates relative to such subject matter, including any term sheets, emails or draft documents.

Section 5.3 Assignment; Binding Agreement. This Agreement and the various rights and obligations arising hereunder shall inure to the benefit of and be binding upon the parties hereto and their successors and assigns.

Section 5.4 Counterparts. This Agreement may be executed in multiple counterparts, and on separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument. Any counterpart or other signature hereupon delivered by facsimile or other electronic transmission shall be deemed for all purposes as constituting good and valid execution and delivery of this Agreement by such party.

Section 5.5 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to specific performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity.

Section 5.6 Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Delaware. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the State of Delaware for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

Section 5.7 No Third Party Beneficiaries or Other Rights. Nothing herein shall grant to or create in any Person not a party hereto, or any such Person’s dependents or heirs, any right to any benefits hereunder, and no such party shall be entitled to sue any party to this Agreement with respect thereto.

Section 5.8 Waiver; Consent. This Agreement may not be changed, amended, terminated, augmented, rescinded or discharged (other than in accordance with its terms), in whole or in part, except by a writing executed by the parties hereto. No waiver of any of the provisions or conditions of this Agreement or any of the rights of a party hereto shall be effective or binding unless such waiver shall be in writing and signed by the party hereto claimed to have given such waiver or consented thereto. Except to the extent otherwise agreed in writing, no waiver of any term, condition or other provision of this Agreement, or any breach thereof shall be deemed to be a waiver of any other term, condition or provision or any breach thereof, or any subsequent breach of the same term, condition or provision, nor shall any forbearance to seek a remedy for any noncompliance or breach be deemed to be a waiver of a party’s rights and remedies with respect to such noncompliance or breach.

Section 5.9 Construction; Interpretation; Certain Terms. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Section, schedule, exhibit, recital and party references are to this Agreement unless otherwise stated. The words “hereof,” “herein,” “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular section or provision of this Agreement, and reference to a particular section of this Agreement shall include all subsections thereof. The term “including” as used in this Agreement shall mean including, without limitation, and shall not be deemed to indicate an exhaustive enumeration of the items at issue. All terms and words used in this Agreement, regardless of the number or gender in which they are used, shall be deemed to include any other number and any other gender as the context may require. No party, nor its counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions of this Agreement.

Section 5.10 No Broker. Each party hereto represents and warrants that it has not engaged any third party as broker or finder or incurred or become obligated to pay any broker’s commission or finder’s fee in connection with the transactions contemplated by this Agreement other than such fees and expenses for which it shall be solely responsible.

Section 5.11 Reasonable Best Efforts; Further Assurances. Each party hereto shall use its reasonable best efforts to timely satisfy each of the conditions to be satisfied by it as provided in Section 1.3 of this Agreement, except where such party is entitled to act in its sole discretion. Each of the Holders and the Company hereby agree to execute and deliver, or cause to be executed and delivered, such other documents, instruments and agreements, and take such other actions, as either party may reasonably request in connection with the transactions contemplated by this Agreement. Notwithstanding the foregoing or anything to the contrary herein or in the Purchase Agreement, no Holder shall be required to take any action pursuant to this Section 5.11 or Section 4(f), Section 4(g) or Section 7(j) of the Purchase Agreement that is materially adverse to such Holder (as determined by such Holder in its sole discretion).

Section 5.12 Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

Section 5.13 Severability. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

* * * * * *

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first above written.

COMPANY:

TAYLOR CAPITAL GROUP, INC.

By:	/s/ Mark A. Hoppe
Name:	Mark A. Hoppe
Title:	Chief Executive Officer

HOLDERS:

PRAIRIE CAPITAL IV, L.P.

By:	Daniels & King Capital IV, L.L.C.
Its:	General Partner

By:	/s/ C. Bryan Daniels
Name:	C. Bryan Daniels
Title:	Managing Member

PRAIRIE CAPITAL IV QP, L.P.

By:	Daniels & King Capital IV, L.L.C.
Its:	General Partner

By:	/s/ C. Bryan Daniels
Name:	C. Bryan Daniels
Title:	Managing Member

[Signature Page to Exchange Agreement]

Exhibit A

Registration Rights Agreement

See attached.

Exhibit H

HOLDER	EXCHANGED COMMON SHARES
Prairie Capital IV, L.P.	202,665
Prairie Capital IV QP, L.P.	202,665
Total	405,330

Execution Copy

REGISTRATION RIGHTS AGREEMENT

BY AND AMONG

TAYLOR CAPITAL GROUP, INC.

AND

THE HOLDERS PARTY HERETO

DATED AS OF OCTOBER 21, 2010

i

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made and entered into as of October 21, 2010 (the “Effective Date”), by and between Taylor Capital Group, Inc., a Delaware corporation (the “Company”), and Prairie Capital IV, L.P. and Prairie Capital IV QP, L.P. (the “Initial Holders” and, together with any assignees thereof in accordance with Section 1.9 hereof, being referred to as the “Holders”). Unless otherwise provided herein, all capitalized terms used herein shall have the meanings ascribed thereto in Section 1.1.

RECITALS

WHEREAS, pursuant to the Purchase Agreement (i) the Holders have agreed to purchase an aggregate of 223,520 shares of the 8% Nonvoting, Non-Cumulative, Convertible Perpetual Preferred Stock, Series E, of the Company (“Series E Preferred”), which are convertible into (a) shares of Non-Cumulative Convertible Perpetual Preferred Stock, Series C, of the Company (“Series C Preferred”), and/or (b) shares of Nonvoting Convertible Preferred Stock, Series D, of the Company (“Series D Preferred”), which shares of Series C Preferred and Series D Preferred will be convertible into shares of common stock, par value $.01 per share, of the Company (“Common Stock”), upon the terms and conditions set forth in the Series D and Series E Certificate of Designations and the Certificate of Designations of 8% Non-Cumulative, Convertible Perpetual Preferred Stock, Series C of Taylor Capital Group, Inc. (as applicable); and (ii) the Company has agreed to issue to the Holders warrants to purchase an aggregate of 89,050 shares of Common Stock (collectively, the “2010 Subdebt Warrants”), all in accordance with the terms and conditions set forth in the Purchase Agreement.

WHEREAS, pursuant to the Exchange Agreement (i) each of the Holders has agreed to exchange 202,665 shares of Common Stock beneficially owned by such Holder for 202,665 shares of Series D Preferred, all in accordance with the terms and conditions set forth in the Exchange Agreement.

WHEREAS, each of the Holders beneficially owns a warrant to purchase 97,500 shares of Common Stock (collectively, the “2008 Warrants”).

WHEREAS, to induce the Holders to consummate the transactions contemplated by the Purchase Agreement and the Exchange Agreement, the Company has agreed to grant the Holders registration rights, subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

1.	Registration Rights.

1.1 Definitions.

For purposes of this Agreement:

(a) “Affiliate” has the meaning set forth in Rule 12b-2 under the Exchange Act as in effect as on the date hereof.

(b) “Business Day” means any day other than a Saturday or Sunday, a legal holiday or any other day on which the SEC is closed.

(c) “Common Conversion Shares” means shares of Common Stock issued or issuable upon (i) conversion of any shares of Series D Preferred, including any shares of Series D Preferred issued or issuable upon conversion of any shares of Series E Preferred, (ii) conversion of any Series C Conversion Shares, (iii) exercise of the 2010 Subdebt Warrants, or (iv) exercise of the 2008 Warrants. For purposes of this Agreement, a Person shall be deemed to be a holder of Common Conversion Shares, and the Common Conversion Shares shall be deemed to be in existence, whenever a Person has the right to acquire or deliver, directly or indirectly, such Common Conversion Shares (including upon conversion in connection with a Transfer pursuant to a Widely Dispersed Offering or Conversion Event, upon conversion of any securities received or delivered in connection with a Transfer pursuant to a Widely Dispersed Offering or Conversion Event and otherwise, but disregarding any restrictions or limitations on the exercise of such right) whether or not such conversion has actually been effected, and such Person shall be entitled to exercise the rights of a holder of Common Conversion Shares hereunder.

(d) “Common Registrable Securities” means at any time all Registrable Securities that are Common Conversion Shares.

(e) “Conversion Shares” means collectively, the Common Conversion Shares and the Series C Conversion Shares.

(f) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(g) “Exchange Agreement” means that certain Exchange Agreement, dated as of October 13, 2010, by and among the Company and the Initial Holders, as the same may be in effect from time to time.

(h) “Form S-3” means such form of registration statement under the Securities Act as in effect on the date hereof or any successor form under the Securities Act subsequently adopted by the SEC which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC after the effective date of such registration statement.

(i) “Free Writing Prospectus” means any “free writing prospectus,” as defined in Rule 405 of the Securities Act.

(j) “Law” means any statute, law, ordinance, rule or regulation of any governmental entity.

(k) “Majority Holders” means the Initial Holders; provided that, following any Transfer of Conversion Shares by either of the Initial Holders, it shall mean Holders holding at least a majority of the Common Conversion Shares held by Holders.

(l) “Person” or “person” shall have the meaning assigned to such term in the Purchase Agreement.

(m) “Public Sale” means any sale of Registrable Securities pursuant to a public offering registered under the Securities Act or pursuant to the provisions of Rule 144 under the Securities Act.

(n) “Purchase Agreement” means that certain Securities Purchase Agreement, dated as of May 21, 2010, by and among the Company, the Initial Holders and the other investors party thereto, as affected by the Exchange Agreement.

(o) “Register,” “registered” and “registration” refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement.

(p) “Registrable Securities” means at any time (i) (A) any Conversion Shares held or deemed held by any Holder, (B) any Common Conversion Shares then issuable upon (I) conversion of any then outstanding shares of Series D Preferred held by any Holder, (II) conversion of any shares of Series D Preferred issuable upon conversion of any then outstanding shares of Series E Preferred held by any Holder, (III) conversion of any then outstanding Series C Conversion Shares held by any Holder, (IV) exercise of any then outstanding 2010 Subdebt Warrants held by any Holder, and (V) exercise of any then outstanding 2008 Warrants held by any Holder, (C) the Series C Conversion Shares then issuable upon conversion of any then outstanding shares of Series E Preferred held by any Holder, (D) any outstanding shares of Series D Preferred held by any Holder, (E) any shares of Series D Preferred issuable upon conversion of any then outstanding shares of Series E Preferred held by any Holder, and (F) any shares of Series E Preferred held by any Holder, and (ii) any capital stock of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of the shares referenced in clause (i) above; provided, that Registrable Securities shall not include (A) shares of Common Stock sold in a Public Sale (which, for the avoidance of doubt, shall not include (I) any sales of Common Conversion Shares that may be deemed to occur through sales of Series C Preferred or Series E Preferred or (II) any sale in a Widely Dispersed Offering or Conversion Event that doesn’t constitute a Public Sale), or (B) shares of Series C Preferred that are outstanding as a result of the conversion of Series E Preferred thereinto in connection with a Widely Dispersed Offering or Conversion Event, or (C) shares of Common Stock, Series C Preferred, Series D Preferred or Series E Preferred sold in a transaction in which the transferor’s rights hereunder are not assigned in accordance with Section 1.9. For purposes of this Agreement, a Person shall be deemed to be a holder of Registrable Securities, and the Registrable Securities shall be deemed to be in existence, whenever a Person has the right to acquire or deliver, directly or indirectly, such Registrable Securities (including upon conversion in connection with a Transfer pursuant to a Widely Dispersed Offering or Conversion Event, upon conversion of any securities received or delivered in connection with a Transfer pursuant to a Widely Dispersed Offering or Conversion Event and otherwise, but disregarding any restrictions or limitations on the exercise of such right) whether or not such acquisition has actually been effected, and such Person entitled to receive or deliver such Registrable Securities shall be entitled to exercise the rights of a holder of Registrable Securities hereunder.

(q) “Registration Statement” means a registration statement of the Company filed with the SEC under the Securities Act pursuant to Article 1 hereof covering the Registrable Securities.

(r) “Rule 144” means Rule 144 under the Securities Act (or any successor thereto).

(s) “Rule 415” means Rule 415 under the Securities Act (or any successor thereto).

(t) “SEC” means the Securities and Exchange Commission.

(u) “Securities Act” means the Securities Act of 1933, as amended.

(v) “Series C Conversion Shares” means shares of Series C Preferred issued or issuable upon conversion of shares of Series E Preferred.

(w) “Series D and Series E Certificate of Designations” means the Certificate of Designations of Nonvoting Convertible Preferred Stock, Series D and 8% Nonvoting, Non-Cumulative, Convertible Perpetual Preferred Stock, Series E of Taylor Capital Group, Inc.

(x) “Transfer” has the meaning set forth in the Series D and Series E Certificate of Designations.

(y) “Widely Dispersed Offering or Conversion Event” has the meaning set forth in the Series D and Series E Certificate of Designations.

1.2 Mandatory Registration.

(a) The Company shall prepare and file with the SEC a Registration Statement on Form S-3 (or Form S-1, if required by Section 1.2(b)), covering the resale of all of the Registrable Securities pursuant to Rule 415 on a non-underwritten basis, no later than the thirtieth (30th) day after the Closing Date (as defined in the Exchange Agreement). The Company shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC as promptly as is reasonably practicable after the filing thereof.

(b) In the event that Form S-3 is not available for the registration of the resale of the Registrable Securities hereunder, the Company shall (i) register the Registrable Securities on Form S-1 or another appropriate form reasonably acceptable to the Majority Holders and (ii) undertake to register such Registrable Securities on Form S-3 (by post-effective amendment to the existing Registration Statement or otherwise) promptly after such form is available; provided that the Company shall maintain the effectiveness of the Registration Statement then in effect until such time as a Form S-3 covering the Registrable Securities has been declared effective by the SEC. The Company hereby represents and warrants to the Holders that the Registrable Securities are eligible to be registered for resale by the Holders on either Form S-3 or Form S-1.

(c) In the event that a Holder sells or otherwise transfers any of such Holder’s Registrable Securities in a transaction in which the registration rights hereunder are assigned pursuant to Section 1.9, the transferee shall be allocated a pro rata portion of the then remaining number of Registrable Securities included in such Registration Statement for such transferor.

1.3 Company Registration.

(a) If (without any obligation to do so) the Company proposes to register any of its capital stock under the Securities Act for its own account, or the account of any of its stockholders with registration rights, for purposes of a firm commitment underwritten public offering of Common Stock, the Company will promptly give written notice thereof to the Holders of its intention to effect such a registration and will include in such registration all Common Registrable Securities (subject to, and in accordance with the priorities set forth in, Sections 1.3(b) below) with respect to which the Company has received a written request from any of the Holders (the “Piggyback Notice”) for inclusion within 10 Business Days after the delivery of the Company’s notice. Each Piggyback Notice shall set forth (i) the identity of each of the Holders that intend to participate in the registration, and (ii) the number of Common Registrable Securities that such Holders intend to register in such registration.

(b) The Company shall not be required under this Section 1.3 to include any of the Holders’ securities in such underwritten public offering unless they accept the terms of the underwriting as agreed upon between the Company and the underwriters selected by it, and then only in such quantity as the underwriters determine in their sole discretion will not jeopardize the success of the offering by the Company; provided that the Company shall cause holders of Series D Preferred to be treated the same in such public offering as if such holders of Series D Preferred held shares of Common Stock directly, including the same treatment with respect to sale price, cutbacks and inclusion in the offering. Regardless of any other provision of this Section 1.3, but subject to the proviso set forth in the immediately preceding sentence, if the underwriter advises the Company that marketing factors require a reduction in the number of shares to be underwritten, then the number of Common Registrable Securities that may be included in the underwritten public offering shall be allocated first, to the Company and the Person or Persons requesting such registration (if other than the Company), shall be entitled to participate in accordance with the relative priorities, if any, as shall exist among them; and then second, to all other holders of securities having the right to include such securities in such registration (including the Holders) who shall be entitled to participate pro rata based on the number of shares requested to be sold by such holders, including any participating Holders. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 1.3 prior to the effectiveness of such registration whether or not any Holder has elected to include securities in such registration. The registration expenses of such withdrawn registration shall be borne by the Company in accordance with Section 1.6 hereof.

1.4 Obligations of the Company.

Whenever the Company is required by the provisions of this Agreement to effect the registration of any Registrable Securities under the Securities Act, the Company shall:

(a) Prepare and file with the SEC a Registration Statement with respect to such Registrable Securities and use reasonable best efforts to cause such Registration Statement to become effective and keep such Registration Statement effective (i) in the case of a Registration Statement filed pursuant to Section 1.2, for a period commencing on the effective date thereof until (A) no Holder holds any Series D Preferred or Series E Preferred and (B) all Registrable Securities held by Holders can be sold without restriction (including volume and manner of sale restrictions but excluding any current public information requirement) on a single day in public sales pursuant to Rule 144, or (ii) in the case of a Registration Statement filed pursuant to Rule 1.3, until the distribution contemplated in the Registration Statement has been completed. Notwithstanding the foregoing, the Company shall not be required to keep effective the portion of a Registration Statement filed pursuant to Section 1.2 with respect to shares of outstanding Common Stock (x) issued upon conversion of shares of Series D Preferred, Series E Preferred or Series C Preferred issued upon conversion of Series E Preferred, or (y) issued upon exercise of the 2008 Warrants or the 2010 Subdebt Warrants, during such time as there is no registration statement effective, or registration rights outstanding with respect to, any shares of Common Stock (I) issued or issuable upon conversion of any shares of Series C Preferred (other than the registrations rights pursuant to this Agreement) or (II) issued or issuable upon exercise of any warrants issued to the purchasers of shares of Series C Preferred Stock (the “Comparable Security Holders”, and such registration statement or registration rights granted such Comparable Security Holders with respect to such shares, “Comparable Security Registration Rights”); provided that, for the avoidance of doubt, the Company shall continue to be obligated to keep the portion of a Registration Statement effective with respect to shares of Series D Preferred and Series E Preferred as otherwise required by this Agreement.

(b) Prepare and file with the SEC such amendments and supplements to such Registration Statement and the prospectus used in connection with such Registration Statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement in accordance with the intended method or methods of disposition by the sellers thereof set forth in such Registration Statement; provided that before filing a Registration Statement, prospectus, or any amendments or supplements thereto, the Company will furnish to any one counsel selected by the Holders holding not less than a majority of the Common Registrable Securities covered by such Registration Statement to represent all such Holders in connection therewith (“Designated Legal Counsel”), copies of all documents proposed to be filed, which documents (other than the documents incorporated by reference therein) will be subject to the review of such counsel.

(c) Furnish to any Holder holding Registrable Securities covered by a Registration Statement such numbers of copies of such Registration Statement, the prospectus included in such Registration Statement (including each preliminary prospectus and summary prospectus) and any related Free Writing Prospectus prepared by or on behalf of the Company, and of each amendment and supplement thereto (in each case excluding all exhibits filed therewith, any documents incorporated by reference), in conformity with the requirements of the Securities Act, as such Holder may reasonably request in order to facilitate the public sale or other disposition of such Registrable Securities owned by such Holder.

(d) Register and qualify the securities covered by such Registration Statement under such other securities or blue sky laws of such states of the U.S. as shall be reasonably requested by the Holders of the Registrable Securities covered by such Registration Statement and do any and all other acts and things which may be reasonably necessary or advisable to enable such Holders to consummate the disposition in such states of the Registrable Securities owned by such Holder; provided, that the Company shall not be required in connection therewith or as a condition thereto (i) to qualify to do business or to file a general consent to service of process in any such state, (ii) to subject itself to taxation in any such state, or (iii) in the case of a registration pursuant to Section 1.3, to register or qualify such Holder’s Registrable Securities in any state where shares to be sold by the Company or any other Person initiating such registration are not to be registered or qualified.

(e) Notify each Holder of Registrable Securities covered by such Registration Statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the Company’s becoming aware that the prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and at the request of any such Holder, prepare, file with the SEC and furnish to such Holder a copy of an amended or supplemental prospectus (or a document incorporated by reference therein) as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities, such amended or supplemental prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

(f) Cause all Common Registrable Securities registered pursuant to this Agreement (upon actually being converted into shares of Common Stock) to be listed on any national securities exchange on which any shares of the Common Stock are then listed.

(g) Provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration.

(h) In the case of an underwritten offering, enter into and perform its obligations under such customary agreements (including an underwriting agreement in customary form), which may include indemnification provisions in favor of underwriters and other persons in addition to, or in substitution for the provisions of Section 1.7 hereof, and take such other actions, as the underwriters reasonably request in order to expedite or facilitate the disposition of such Registrable Securities, in all cases subject to the requirement that shares of Series D Preferred be treated the same as shares of Common Stock.

(i) In the case of an underwritten offering, make available for inspection by any managing underwriter, and by any attorney, accountant or other agent retained by any such underwriter, all pertinent financial and other records, pertinent corporate documents and properties of the Company, and cause all of the Company’s officers, directors and employees to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such Registration Statement.

(j) In the case of an underwritten offering, obtain for delivery to any underwriter participating therein, an opinion or opinions from counsel for the Company in customary form and in form, substance and scope reasonably satisfactory to the managing underwriters of such offering and their counsel.

(k) Use reasonable best efforts to prevent the issuance of any stop order suspending the effectiveness of any Registration Statement or of any order preventing or suspending the use of any preliminary prospectus relating to such Registration Statement, and, if any such order is issued, to obtain the withdrawal of any such order as soon as reasonably possible.

(l) Respond promptly to any comments received from the SEC and request acceleration of effectiveness promptly after it learns that the SEC will not review the Registration Statement or after it has confirmed that it has resolved all comments received from the SEC and that the SEC has no further comments on the Registration Statement.

(m) Promptly notify the Holders of Registrable Securities to be sold and confirm such notice in writing, (i) when a prospectus or any prospectus supplement or post-effective amendment has been filed, and, with respect to a Registration Statement or any post-effective amendment, when the same has become effective, (ii) of the receipt of any comments from the SEC to a Registration Statement or related prospectus, (iii) of any request by the SEC or any other federal or state governmental authority for amendments or supplements to a Registration Statement or related prospectus, (iv) of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of a Registration Statement, or of any order preventing or suspending the use of any preliminary prospectus relating to such Registration Statement, or the initiation of any proceedings for such purpose(s), (v) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, (vi) of the discovery of any event that makes any statement made in such Registration Statement or related prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in a Registration Statement, prospectus or any such document so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and, in the case of the prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (vii) of the Company’s determination that a post-effective amendment to a Registration Statement would be appropriate.

(n) If requested by the managing underwriter or agent or any Holders of the Registrable Securities covered by the applicable Registration Statement, promptly incorporate in a prospectus supplement or post-effective amendment such information as the managing underwriter or agent or such Holder reasonably requests to be included therein, including with respect to the number of Registrable Securities being sold by such Holders to such underwriter or agent, the purchase price being paid therefor by such underwriter or agent and with respect to any other terms of the underwritten offering of the Registrable Securities to be sold in such offering; and make all required filings of such prospectus supplement or post-effective amendment as soon as reasonably practicable after being notified of the matters incorporated in such prospectus supplement or post-effective amendment.

(o) Use reasonable best efforts to cause the timely preparation and delivery of certificates (which shall not bear any restrictive legends to the extent the applicable transactions were pursuant to a Registration Statement or public sales pursuant to Rule 144 as certified by the applicable Holder to the Company) representing shares of Common Stock or Series C Preferred, as applicable, issued upon conversion of Series D Preferred and/or Series E Preferred, as applicable, or upon the sale of Series D Preferred and/or Series E Preferred, as applicable, pursuant to a Widely Dispersed Offering or Conversion Event and enable such securities to be in such denominations and registered in such names as such transferring Holders may request. Such reasonable best efforts shall include, but not be limited to, using its reasonable best efforts to cause the Company’s counsel to deliver any legal opinions required by the transfer agent or managing underwriter in order to prepare and deliver such certificates and reflect such transfer and conversion as well as taking such other actions as reasonably requested by a Holder in order to give effect to the provisions of this Section 1.4(o). No Holder shall be required to deliver or cause to be delivered any legal opinion in connection with getting such securities properly certificated (without any restrictive legends) in accordance with this Section 1.4(o).

(p) Cooperate with each seller of Registrable Securities and each underwriter or agent participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with the Financial Industry Regulatory Authority.

(q) Except at the request of the managing underwriters of an underwritten offering, not prepare or distribute, or authorize any other Person to prepare or distribute, any Free Writing Prospectus in connection with any such registration.

Each Holder shall be deemed to have agreed by acquisition of the Registrable Securities that, upon receipt of any notice from the Company of the occurrence of any event of the kind described in clauses (iv) through (vii) of subsection (m) of this Section 1.4, such Holder will forthwith discontinue its disposition of the Registrable Securities pursuant to a Registration Statement relating thereto until such Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by subsection (e) of this Section 1.4 and, if so directed by the Company, will deliver to the Company all copies, other than permanent file copies, then in such Holder’s possession, of the prospectus relating to the Registrable Securities current at the time of receipt of such notice.

Notwithstanding anything to the contrary in this Section 1.4, at any time after the applicable Registration Statement has been declared effective by the SEC, the Company may delay the disclosure of material non-public information concerning the Company the disclosure of which at the time is not otherwise required by Law if, in the good faith opinion of the Company after consultation with its financial advisors and legal counsel, the immediate disclosure of such information would be seriously detrimental to the Company (a “Grace Period”); provided, that the Company shall promptly (i) notify the Holders in writing of the existence of material non-public information giving rise to a Grace Period and the date on which the Grace Period will begin, and (ii) notify the Holders in writing of the date on which the Grace Period ends; and, provided further, that (A) no Grace Period shall exceed thirty (30) consecutive days, (B) during any 365 day period such Grace Periods shall not exceed an aggregate of sixty (60) days and (C) the first day of any Grace Period must be at least five (5) days after the last day of any prior Grace Period. For purposes of determining the length of a Grace Period above, the Grace Period shall begin on and include the date the Holders receive the notice referred to in clause (i) and shall end on and include the later of the date the Holders receive the notice referred to in clause (ii) and the date referred to in such notice. The provisions of Section 1.4(e) hereof shall not be applicable during the period of any Grace Period. Upon expiration of the Grace Period, the Company shall again be bound by the provisions of Section 1.4(e) with respect to the information giving rise thereto unless such material non-public information is no longer applicable.

1.5 Furnish Information; Limitation of Obligations.

It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Agreement with respect to the Registrable Securities of any selling Holder as to which a registration is being effected to furnish, and such Holder shall furnish, to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as shall be reasonably required to effect the registration of such Holder’s Registrable Securities.

1.6 Expenses of Registrations.

Except for underwriting discounts and commissions and transfer taxes, all expenses incurred in connection with any registration pursuant to this Article 1, including all registration, filing and qualification fees, printers’ and accounting fees, fees and disbursements of counsel for the Company (without dollar limitation) and reasonable fees and disbursements of Designated Counsel for the participating Holders up to $25,000 for each filing of any Registration Statement, prospectus, amendment or supplement thereto pursuant to this Agreement, and up to a maximum of $50,000 in the aggregate (collectively, “Registration Expenses”), shall be borne by the Company.

1.7 Indemnification.

(a) To the fullest extent permitted by law, the Company will indemnify and hold harmless each Holder, any underwriter (as defined in the Securities Act) for such Holder, their respective affiliates and controlling persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), and the partners, officers, directors members, representatives, agents and employees of each Holder (such Persons collectively, the “Holder Indemnified Parties”), against any losses, claims, damages or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively, “Violations”) by the Company: (i) any untrue statement or alleged untrue statement of a material fact contained in a Registration Statement, including any preliminary prospectus or final prospectus contained therein or any Free Writing Prospectus prepared by or on behalf of the Company in connection therewith, or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law in connection with the offering covered by a Registration Statement; and the Company will reimburse each such Holder Indemnified Party for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, that the indemnity agreement contained in this Section 1.7(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the written consent of the Company, nor shall the Company be liable in any such case to any Holder Indemnified Party for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished by such Holder Indemnified Party under an instrument duly executed by or on behalf of such Holder Indemnified Party expressly for use in connection with such registration. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Holder Indemnified Party and shall survive the transfer of the Registrable Securities thereby.

(b) To the extent permitted by law, each Holder shall, if securities of the Company held by such Holder are included in the securities as to which such registration, qualification or compliance is being effected, indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the Registration Statement, each person, if any, who controls the Company within the meaning of the Securities Act, each underwriter and each other stockholder selling securities under such Registration Statement against any losses, claims, damages or liabilities (joint or several) to which any of the foregoing persons may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder under an instrument duly executed by such Holder expressly for use in connection with such registration; and each Holder shall reimburse any legal or other expenses reasonably incurred by any person intended to be indemnified pursuant to this Section 1.7(b), in connection with investigating or defending any such loss, claim, damage, liability or action if it is judicially determined that there was such Violation; provided, that the indemnity agreement contained in this Section 1.7(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the written consent of such Holder, which consent shall not be unreasonably withheld; and provided further, that the liability of each Holder under this Section 1.7(b) shall be limited to an amount equal to the net proceeds actually received by such Holder in the registered offering out of which such liability arises, unless such liability arises out of or is based on willful misconduct by such Holder.

(c) Promptly after receipt by an indemnified party under this Section 1.7 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 1.7, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel selected by the indemnifying party and reasonably satisfactory to the indemnified party (or parties); provided, that the indemnified parties shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified parties by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified parties and the indemnifying party. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if materially prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 1.7 to the extent so prejudiced, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 1.7.

(d) If the indemnification provided for in this Section 1.7 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the Violation that resulted in such loss, liability, claim, damage or expense, as well as any other relevant equitable considerations; provided, however, that (i) in no event shall any contribution by a Holder that is a selling party under this Section 1.7(d) exceed the net proceeds from the offering received by such Holder, and (ii) no Person who is guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) in connection with such offering shall be entitled to contribution from anyone who was not guilty of fraudulent misrepresentation in connection with such offering. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with an underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control. No indemnifying party, in the defense of any such claim or litigation, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(f) The obligations of the Company and Holders under this Section 1.7 shall survive the completion of any offering of Registrable Securities in a Registration Statement under Article 1 hereof and otherwise.

1.8 Rule 144 Reporting.

With a view to making available to the Holders the benefits of Rule 144 promulgated under the Securities Act and any other rule or regulation of the SEC which may permit the sale of the Registrable Securities to the public without registration or pursuant to a registration on Form S-3, while any Registrable Securities are held (or deemed held) by a Holder, the Company agrees to use reasonable best efforts to:

(a) make and keep public information available, as those terms are understood and defined in SEC Rule 144;

(b) file with the SEC in a timely manner all annual reports on Form 10-K and quarterly reports on Form 10-Q required of the Company under the Exchange Act;

(c) keep its status as an issuer required to file reports under the Exchange Act;

(d) maintain its eligibility to register the Registrable Securities on a Form S-3 registration statement for resale by the Holders; and

(e) so long as a Holder owns any Registrable Securities, furnish to such Holder forthwith upon written request: (i) a written statement by the Company as to its compliance with the reporting requirements of Rule 144 and the Exchange Act; and (ii) a copy of the most recent annual or quarterly report of the Company.

1.9 Assignment of Registration Rights.

A Holder may assign any or all of its rights hereunder (but only with all related obligations) with respect to any of its Registrable Securities to any Person to whom the Holder may transfer or assign any such Registrable Securities (including pursuant to a Registration Statement filed pursuant to this Agreement); provided, that: (i) the Company is, within ten (10) Business Days after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned; (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this Agreement and (iii) such assignment shall be effective only if immediately following such transfer or assignment the further disposition of such securities is restricted under the Securities Act. For the avoidance of doubt, a Holder shall be entitled to assign any or all of its rights hereunder to a Person to whom such Holder transfers any shares of Series D Preferred or Series E Preferred (subject only to the requirements of clause (i) and (ii) of this Section 1.9).

1. 10 Additional Restrictions.

So long as this Agreement is in effect, each of the Holders of Registrable Securities agrees that during the 90-day period following the date any registration statement with respect to an underwritten public offering of equity securities of the Company becomes effective, such Holder will not request any other registration or effect any public sale or distribution (including any short sale or any transaction that would result in any other Person engaging in any public sale or distribution) of equity securities of the Company or any other security of the Company convertible, exchangeable or exercisable (directly or indirectly) for or into equity securities of the Company (other than pursuant to such registration statement), including pursuant to Rule 144 or in a transaction which would require registration under the Securities Act, unless the managing underwriter of such public offering otherwise agrees in writing. If (i) during the period that begins on the date that is 15 calendar days plus three Business Days before the last day of the 90-day period referred to in the immediately preceding sentence and ends on the last day of such 90-day period, the Company issues an earnings release or material news or a material event relating to the Company occurs, or (ii) prior to the expiration of such 90-day period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of such 90-day period, the restrictions imposed by this preceding sentence shall continue to apply until the expiration of the date that is 15 calendar days plus 3 Business Days after the date on which the issuance of the earnings release or material news or the material event occurs.

1.11 Confidential Information.

Each Holder of Registrable Securities agrees that any information obtained pursuant to this Agreement which the Company identifies to be proprietary to the Company or otherwise confidential will not be disclosed without the prior written consent of the Company. Notwithstanding the foregoing, each Holder of Registrable Securities may disclose such information, on a need to know basis, to its employees, accountants or attorneys (so long as each such person to whom confidential information is disclosed agrees to keep such information confidential, and such Holder shall be responsible for any breach of the confidentiality obligation by any such person) or to the extent required by applicable law, rule, regulation or court order. Each Holder of Registrable Securities further acknowledges, understands and agrees that any confidential information will not be utilized in connection with purchases and/or sales of the Company’s securities except in compliance with applicable state and federal antifraud statutes.

1.12 Termination of Registration Rights.

No Holder shall be entitled to exercise any right provided for in Article 1 hereof after such time at which (i) such Holder no longer holds any shares of Series D Preferred or Series E Preferred and (ii) all Registrable Securities held by such Holder (and any affiliate of the Holder or other Person with whom such Holder must aggregate sales under Rule 144) can be sold without restriction (including volume and manner-of-sale restrictions but excluding any current public information requirement) on a single day in public sales pursuant to Rule 144.

2.	Miscellaneous.

2.1 Successors and Assigns.

This Agreement will be binding upon and will inure to the benefit of the signatories hereto and their respective successors and permitted assigns (including transferees of any Registrable Securities), and, to the extent provided in Section 1.7, each indemnified party pursuant to Section 1.7. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns, or, to the extent provided in Section 1.7, any indemnified party pursuant to Section 1.7, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

2.2 Governing Law; Jurisdiction; Jury Trial.

All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal Laws of the State of Illinois, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Illinois or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Illinois. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the County of Cook, State of Illinois, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

2.3 Counterparts.

This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party. In the event that any signature to this Agreement or any amendment hereto is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof. No party hereto shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that such signature was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation or enforceability of a contract, and each party hereto forever waives any such defense.

2.4 Notices.

Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:

Taylor Capital Group, Inc.

9550 West Higgins Road

Rosemont, Illinois 60018

Facsimile: (847) 653-7890

Attention: General Counsel

If to a Holder, to its address and facsimile number set forth on Exhibit A attached hereto, with a copy to such Holder’s counsel as set forth on Exhibit A attached hereto or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) Business Days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or deposit with an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

2.5 Amendments and Waivers.

Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Majority Holders. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any Registrable Securities, each future holder of all such Registrable Securities and the Company. Notwithstanding the foregoing, any amendment or waiver that would affect in any material respect the rights hereunder of any Holder in a manner that is not equivalent to the affect on the rights hereunder of the other Holders of the same type(s) of Registrable Securities as such Holder shall require the consent of such Holder (it being understood and agreed that the application of any provision of this Agreement (other than this Section 2.5) in accordance with its terms shall not be deemed an amendment or waiver for purposes of this provision).

2.6 Other Agreements.

Neither the Company nor any of its subsidiaries has entered, as of the date hereof, nor shall the Company or any of its subsidiaries, on or after the date of this Agreement, enter into any agreement with respect to its securities that (a) would have the effect of impairing the rights granted to the Holders in this Agreement, or (b) otherwise conflicts with the provisions hereof. If, at any time after the date hereof, the Company amends or otherwise modifies any of the Comparable Security Registration Rights to afford to any of the Comparable Security Holders registration rights that are more favorable than those set forth herein, the Company will make such rights (or any more favorable portion thereof) available to the Holders and agrees to enter into amendments hereto to confer such rights on the Holders.

2.7 Specific Performance.

The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the Transactions, will cause irreparable injury to the other parties for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder.

2.8 Severability.

The illegality or partial illegality of any of this Agreement, or any provision hereof, will not affect the validity of the remainder of this Agreement, or any provision hereof, and the illegality or partial illegality of this Agreement will not affect the validity of this Agreement in any jurisdiction in which such determination of illegality or partial illegality has not been made, except in either case to the extent such illegality or partial illegality causes this Agreement to no longer contain all of the material provisions reasonably expected by the parties to be contained therein.

2.9 Rules of Construction.

(a) When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference will be to an Article or Section or Exhibit or Schedule to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” Unless the context otherwise requires, (i) “or” is disjunctive but not necessarily exclusive, (ii) words in the singular include the plural and vice versa, and (iii) the use in this Agreement of a pronoun in reference to a party hereto includes the masculine, feminine or neuter, as the context may require. This Agreement will not be interpreted or construed to require any Person to take any action, or fail to take any action, that would violate any applicable Law.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

2.10 Acknowledgment. Each of the Initial Holders hereby acknowledges and agrees that, except for the registration rights provided for in that certain Registration Rights Agreement, dated as of September 29, 2008, by and among the Company, the Initial Holders and the other Persons party thereto (the “2008 Registration Rights Agreement”), the registration rights provided herein are in lieu of, and in substitution for, any other registration rights with respect to the Registrable Securities and that, accordingly, (a) such Initial Holder shall not be entitled to the benefit of, and neither the Company nor such Initial Holder shall have any obligations under, any other registration rights agreement heretofore entered into by the Company that covers or could be deemed to cover the Registrable Securities, and (b) any existing registration rights, other than the registration rights granted hereunder, are of no force or effect with respect to the Registrable Securities.

2.11 Entire Agreement.

This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, except for the 2008 Registration Rights Agreement, among the parties with respect to the subject matter of this Agreement.

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IN WITNESS WHEREOF, the Company and each Holder have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.

COMPANY:

TAYLOR CAPITAL GROUP, INC.

By:	/s/ Mark A Hoppe
Name: Mark A. Hoppe
Title: Chief Executive Officer

INITIAL HOLDERS

PRAIRIE CAPITAL IV, L.P.

By:	Daniels & King Capital IV, L.L.C.
Its:	General Partner

By:	/s/ C. Bryan Daniels
Name: C. Bryan Daniels
Title: Managing Member

PRAIRIE CAPITAL IV QP, L.P.

By:	Daniels & King Capital IV, L.L.C.
Its:	General Partner

By:	/s/ C. Bryan Daniels
Name: C. Bryan Daniels
Title: Managing Member

Exhibit A

Holder		Holder’s Counsel

Prairie Capital IV, L.P.		Kirkland & Ellis LLP
191 N. Wacker Drive		300 North LaSalle Street
Suite 800		Chicago, IL 60654
Chicago, IL 60606		Facsimile:	(312) 862-2200
Facsimile:	(312) 360-1193	Attention:	Margaret A. Gibson, P.C.
Attention:	C. Bryan Daniels		Bradley M. Hanna

Prairie Capital IV QP, L.P.		Kirkland & Ellis LLP
191 N. Wacker Drive		300 North LaSalle Street
Suite 800		Chicago, IL 60654
Chicago, IL 60606		Facsimile:	(312) 862-2200
Facsimile:	(312) 360-1193	Attention:	Margaret A. Gibson, P.C.
Attention:	C. Bryan Daniels		Bradley M. Hanna